August 4, 2006
CONFIDENTIAL
------------
                          Via Facsimile and U.S. Mail

Mr. Kevin Kuhar
Staff Accountant
Division of Corporation Finance
Mailstop 6010
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

   Re:   Micrel, Incorporated
         Form 10-Q for the Fiscal Quarter Ended March 31, 2006
         SEC File No. 000-25236

Dear Mr. Kuhar:

   I am writing to you on behalf of Micrel, Incorporated ("Micrel" or "Company"), in response to the letter of the Staff of the Division of Corporation Finance (the "Staff"), dated August 2, 2006, relating to the above referenced filing. The comment is repeated below, in turn, and is followed by a summary of the responsive action taken.

Form 10-Q for the Fiscal Quarter Ended March 31, 2006
-----------------------------------------------------

Condensed Consolidated Statement of Operations, page 4
------------------------------------------------------
1. Please revise future filings to remove the "total stock compensation" caption from the table included as a footnote on the face of your statements of operations. Otherwise, as indicated in SAB Topic 14-F, you may present the related stock-based compensation charges in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

    We confirm that we will remove from future filings the "total stock compensation" caption and subtotal amounts from the table included as a footnote on the face of our statements of operations.

Furthermore, the Company acknowledges the following:

 * the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 * staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

 * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any additional comments to the undersigned via facsimile at
(408) 474-1077. If you have any questions regarding the foregoing, please do not hesitate to contact me at (408) 474-3654.


                                            Very truly yours,

                                           /s/ Richard D. Crowley

                                               Richard D. Crowley
                                               Chief Financial Officer
                                               Micrel, Incorporated

cc:  Jay Webb
     (Securities and Exchange Commission)

    Vincent Tortolano
    Mark Cummings
    (Micrel, Incorporated)

    Raman Chitkara
    (PricewaterhouseCoopers LLP)

    Patrick Pohlen
    (Latham & Watkins LLP)

    Michael Torosian
    (Latham & Watkins LLP)